Law Offices of
                                GREGORY M. WILSON


November 17, 2006

Carmen Moncada-Terry
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:      Tidelands Oil & Gas Corporation
         Registration Statement on Form S-1 filed October 25, 2006 File Number 333-138206

Dear Ms. Moncada-Terry and Staff:

I am writing on behalf of Tidelands Oil & Gas Corporation in response to the Commission's comment letter dated November 16, 2006.


                                    Form S-1
                                    --------

Selling Shareholders, page 29
-----------------------------

     1. Please revise the Selling Shareholder table to reconcile the number of shares beneficially owned before the offering with the percent of class of shares owned before the offering. For example, based on the number of outstanding shares as of September 30, 2006, it appears that Palisades Master Fund owns more than 4.99% of the outstanding common stock.

Response: Footnote (1) omitted the following sentence, which will be added to the amended S-1/A as follows:

"The selling stockholder has agreed not to convert the Debentures or to exercise warrants to the extent such stockholder's beneficial ownership of our common stock would exceed 4.99% of our common stock then outstanding.

If the addition of this sentence to the footnote satisfies the Staff' comment, we will file the S-1/A with the additional sentence.

Please call me at 509-891-8373 if you have any questions or if I may provide you with any other information on behalf of Tidelands Oil & Gas Corporation.

Sincerely,

/s/ Gregory M. Wilson

Gregory M. Wilson